File No. 70-9839

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Northeast Utilities,	)	CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,	)	UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,	)	COMPANY ACT OF 1935
on Form U-1)

Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company (“WMECO”), an electric utility subsidiary of NU and The Connecticut Light and Power Company (“CL&P”), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent.  (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

For the quarter ended December 31, 2004, the following information is reported pursuant to the Order.

1)

A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$60,352	2.0%
Capital surplus, paid in	414,764	13.4
Retained earnings	347,176	11.2
Total common shareholder's equity	822,292	26.6
Preferred stock	116,200	3.8
Long-term and short-term debt	1,157,916	37.4
Rate reduction bonds	995,233	32.2
	$3,091,641	100.0%

A common dividend of $11,768,649.75 was declared on December 15, 2004, and was paid to NU on December 30, 2004.

Western Massachusetts Electric Company (WMECO)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$10,866	2.0%
Capital surplus, paid in	76,041	14.2
Retained earnings	77,565	14.5
Total common shareholder's equity	164,472	30.7
Long-term and short-term debt	248,584	46.4
Rate reduction bonds	122,489	22.9
	$535,545	100.0%

A common dividend of $1,621,255.69 was declared on December 15, 2004, and was paid to NU on December 30, 2004.

2)

The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

As of December 31, 2004, the senior secured debt ratings issued by Standard and Poor's Corporation and Moody’s of CL&P are A- and A3, respectively and the senior unsecured debt ratings of WMECO are BBB+ and Baa2, respectively.  Each of CL&P and WMECO represent that such ratings are “investment grade” ratings.

3)

The Utilities’ cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

CL&P and WMECO represent that during the quarter ended December 31, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

	Cash beginning of period 10/01/04	Net cash flows provided by operating activities	Net cash flows (used in) investing activities	Net cash flows (used in)/ provided by financing activities	Cash end of period 12/31/04

	(Thousands of Dollars)

CL&P	$23,132	$28,005	$(44,972)	$(557)	$5,608
WMECO	1	12,341	(15,954)	5,290	1,678

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES THE CONNECTICUT LIGHT AND POWER COMPANY WESTERN MASSACHUSETTS ELECTRIC COMPANY

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
February 25, 2005